UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of February 2022

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐     No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: February 10, 2022

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com
CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft Tel: (US) 1 646 688 3559 camtek@gkir.com

FOR IMMEDIATE RELEASE

CAMTEK ANNOUNCES RECORD RESULTS
FOR THE FOURTH QUARTER AND FULL YEAR OF 2021

Expects revenue of $75-76 million in the first quarter with continued growth in the second quarter

MIGDAL HAEMEK, Israel – February 10, 2022 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), today announced its financial results for the quarter and year ended December 31, 2021.

Highlights of the Fourth Quarter of 2021

•	Record quarterly revenues of $74.2 million; a 53% increase year-over-year;

•	GAAP operating income of $19.3 million; non-GAAP operating income of $20.9 million, representing an operating margin of 26.0% and 28.2% respectively;

•	GAAP net income of $12.8 million and non-GAAP net income of $19.7 million;

◾
GAAP results include a one-time $5.3 million tax provision that was recorded, taking advantage of the reduced tax rate of the 2022 temporary rule, mainly to allow certain distribution of dividends without additional corporate tax liability;

•	Strong operating cash flow of $21.5 million;

Highlights of the Full Year 2021

•	Record annual revenues of $269.7 million; a 73% increase year-over-year;

•	Record GAAP operating income of $70.9 million; non-GAAP operating income of $76.7 million; representing operating margins of 26.3% and 28.4%, respectively;

•	GAAP net income of $60.3 million; non-GAAP net income of $71.4 million; and

•
Operating cash flow of $61.1 million in 2021, which, along with the successful convertible notes transaction in November 2021, led to a year-end total cash, short-term and long-term deposits balance of $430 million.

Forward-Looking Expectations

With over $40 million of orders since the beginning of the year, management expects revenues in the first quarter of 2022 between $75-76 million with continued growth in the second quarter.

Management Comment

Rafi Amit, Camtek’s CEO commented, “A record fourth quarter concluded an exceptional record year for Camtek in all aspects. Since 2017, revenue has grown threefold while net profit has grown sevenfold. Approximately half of our revenues last year were for advanced interconnect packaging including heterogeneous integration and Fan-Out applications. This momentum has continued with the $20 million in orders that we announced earlier this week for the same applications.”

Continued Mr. Amit, “With 2021 behind us, 2022 is shaping up to be another growth year. We started the year with a healthy backlog and a strong flow of orders, leading to a very good visibility for the first half of 2022.”

Fourth Quarter 2021 Financial Results

Revenues for the fourth quarter of 2021 were $74.2 million. This compares to fourth quarter 2020 revenues of $48.6 million, a growth of 53%.

Gross profit on a GAAP basis in the quarter totaled $37.6 million (50.7% of revenues), up 61% compared to a gross profit of $23.3 million (47.9% of revenues) in the fourth quarter of 2020.
Gross profit on a non-GAAP basis in the quarter totaled $37.8 million (50.9% of revenues), up 62% compared to a gross profit of $23.4 million (48.2% of revenues) in the fourth quarter of 2020.

Operating profit on a GAAP basis in the quarter totaled $19.3 million (26.0% of revenues), an increase of 241% compared to an operating profit of $8.0 million (16.5% of revenues) in the fourth quarter of 2020.
Operating profit on a non-GAAP basis in the quarter totaled $20.9 million (28.2% of revenues), an increase of 227% compared to $9.2 million (18.9% of revenues) in the fourth quarter of 2020.

Net income on a GAAP basis in the quarter totaled $12.8 million, or $0.28 per diluted share, compared to net income of $7.7 million, or $0.18 per diluted share, in the fourth quarter of 2020.
Net income on a non-GAAP basis in the quarter totaled $19.7 million, or $0.43 per diluted share, compared to a non-GAAP net income of $8.8 million, or $0.21 per diluted share, in the fourth quarter of 2020.

The Company’s GAAP results include a one-time tax provision of $5.3 million, with respect to historical exempt earnings.
The Company elected to take advantage of the temporary rule of 2022 and pay a reduced tax rate on these exempt earnings to allow the Company to distribute dividends from these earnings in the future with no additional corporate tax liability.

Full Year 2020 Results Summary

Revenues for 2020 were $269.7 million, an increase of 73.0% over the $155.9 million reported in 2020.

Gross profit on a GAAP basis totaled $137.4 million (50.9% of revenues), an increase of 88% compared to $73.2 million (47.0% of revenues) in 2020.
Gross profit on a non-GAAP basis totaled $138.0 million (51.2% of revenues), an increase of 87% compared to $73.7 million (47.3% of revenues) in 2020.

Operating income on a GAAP basis totaled $70.9 million (26.3% of revenues), an increase of 314% compared to operating income of $22.6 million (14.5% of revenues) in 2020.
Operating income on a non-GAAP basis totaled $76.7 million (28.4% of revenues), an increase of 286% compared to $26.8 million (17.2% of revenues) in 2020.

Net income on a GAAP basis totaled $60.3 million, or $1.34 per diluted share. This is an increase of 277% compared to net income of $21.8 million, or $0.54 per diluted share, in 2020.
Net income on a non-GAAP basis totaled $71.4 million, or $1.59 per diluted share. This is an increase of 275% compared to net income of $26.0 million, or $0.64 per diluted share, in 2020.

Cash and cash equivalents, short-term and long-term deposits, as of December 31, 2021, were $429.9 million compared to $177.8 million as of December 31, 2020 and $199.3 million as of September 30, 2021. During the fourth quarter, the Company generated an operating cash flow of $21.5 million and raised net proceeds of $194.5 million via convertible notes.

Conference Call

Camtek will host a video conference call/webinar today via Zoom, February 10, 2022, at 9:00 am ET (16:00 Israel time).

Rafi Amit, CEO, Moshe Eisenberg, CFO and Ramy Langer, COO will host the call and will be available to answer questions after presenting the results.

To participate in the webinar, please register using the following link, which will provide access to the video call:

https://us06web.zoom.us/webinar/register/2616354941841/WN_PWTlDx-7QHSWjTz3nEZq9g

For those wishing to listen via phone, following registration, the dial in link will be sent.

For those unable to participate, a recording will be available on Camtek’s website at http://www.camtek.com  within a few hours after the call.

A summary presentation of the quarterly results will also be available on Camtek’s website.

ABOUT CAMTEK LTD.

Camtek is a leading manufacturer of metrology and inspection equipment and a provider of software solutions serving the Advanced Packaging, Memory, CMOS Image Sensors, MEMS, RF and other segments in the mid end of the semiconductor industry.

Camtek provides dedicated solutions and crucial yield-enhancement data, enabling manufacturers to improve yield and drive down their production costs.

With eight offices around the world, Camtek has best-in-class sales and customer support organization, providing tailor-made solutions in line with customers’ requirements.

This press release is available at http://www.camtek.com

This press release contains statements that may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Camtek Ltd. (“we,” “us” and “our”). Forward-looking statements can be identified by the use of words including “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “may,” “expect,” “estimate,” “project,” “positioned,” “strategy,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Camtek to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Our actual results and performance could differ materially from those projected in the forward-looking statements as a result of many factors, including as a result of the effect of the COVID-19 crisis on the global markets and on the markets in which we operate, including the risk of the continuation of disruptions to our and our customers’, providers’, business partners’ and contractors’ businesses as a result of the COVID-19 pandemic; our expectations regarding sufficiency of cash on hand; our dependency upon the semiconductor industry and the risk that unfavorable economic conditions or low capital expenditures may negatively impact our operating results; anticipated trends and impacts related to industry component and substrate shortages; the future purchase, use, and availability of components supplied by third parties; impurities and other disruptions to our customers’ operations, which could lower production yields or interrupt manufacturing, and could result in the cancellation or delay of purchase of our products; the highly competitive nature of the markets we serve, some of which have dominant market participants with greater resources than us; the rapid evolvement of technology in the markets in which we operate, and our ability to adequately predict these changes or keep pace with emerging industry standards; the risks relating to the concentration of a significant portion of our business in certain countries in the Asia Pacific Region, particularly China (which is our largest territory), Taiwan and Korea; changing industry and market trends; reduced demand for our products; the timely development of our new products and their adoption by the market; increased competition in the industry; price reductions; and those other factors discussed in our Annual Report on Form 20-F and other documents filed by the Company with the SEC as well as other documents that may be subsequently filed by Camtek from time to time with the SEC.

While we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. In addition, any forward-looking statements represent Camtek’s views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. Camtek does not assume any obligation to update any forward-looking statements unless required by law.

This press release provides financial measures that exclude: (i) share based compensation expenses; and  (ii) tax settlement expenses, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors. A reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release.

CAMTEK LTD. and its subsidiaries
Consolidated Balance Sheets

(In thousands)

	December 31,	December 31,
	2021	2020
	U.S. Dollars
Assets

Current assets
Cash and cash equivalents	241,943	105,815
Short-term deposits	156,000	72,000
Trade accounts receivable, net	57,825	41,001
Inventories	58,759	39,736
Other current assets	5,653	3,366

Total current assets	520,180	261,918

Long-term deposits	32,000	-
Long-term inventory	5,150	4,416
Deferred tax asset, net	227	482
Other assets, net	190	85
Fixed assets, net	25,400	20,398
Intangible assets, net	610	609

	63,577	25,990

Total assets	583,757	287,908

Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable	33,550	27,180
Other current liabilities	56,137	30,204

Total current liabilities	89,687	57,384

Long-term liabilities
Other long-term liabilities	5,800	3,260
Convertible notes	194,643	-
	200,443	3,260

Total liabilities	290,130	60,644

Commitments and contingencies

Shareholders’ equity
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at December 31, 2021 and at December 31, 2020;
45,939,019 issued shares at December 31, 2021 and 45,365,354 at December 31, 2020;
43,846,643 shares outstanding at December 31, 2021 and 43,272,978 at December 31, 2020	172	171
Additional paid-in capital	176,582	170,497
Retained earnings	118,771	58,494
	295,525	229,162
Treasury stock, at cost (2,092,376 as of December 31, 2021 and December 31, 2020)	(1,898)	(1,898)

Total shareholders' equity	293,627	227,264

Total liabilities and shareholders' equity	583,757	287,908

Camtek Ltd.
Consolidated Statements of Income

(In thousands, except share data)

	Year ended December 31,		Three Months ended December 31,
	2021	2020	2021	2020
	U.S. dollars		U.S. dollars
Revenues	269,659	155,859	74,171	48,619
Cost of revenues	132,315	82,628	36,591	25,313

Gross profit	137,344	73,231	37,580	23,306

Research and development costs	23,473	19,575	6,699	5,623
Selling, general and administrative expense	42,973	31,032	11,567	9,658
	66,446	50,607	18,266	15,281

Operating income	70,898	22,624	19,314	8,025

Financial income (expense), net	1,030	775	119	(183)

Income before income taxes	71,928	23,399	19,433	7,842

Income taxes expense	(11,651)	(1,621)	(6,673)	(176)

Net income	60,277	21,778	12,760	7,666

Net income per ordinary share:

	Year ended December 31,		Three Months ended December 31,
	2021	2020	2021	2020
	U.S. dollars		U.S. dollars

Basic net earnings	1.38	0.55	0.29	0.19

Diluted net earnings	1.34	0.54	0.28	0.18

Weighted average number of
ordinary shares outstanding:

Basic	43,644	39,383	43,845	40,894

Diluted	45,035	40,372	46,301	41,964

Camtek Ltd.
Reconciliation of GAAP To Non-GAAP results

(In thousands, except share data)

	Year ended December 31,		Three Months ended December 31,
	2021	2020	2021	2020
	U.S. dollars		U.S. dollars
Reported net income attributable to Camtek Ltd. on GAAP basis	60,277	21,778	12,760	7,666

Tax settlement (1)	5,305	-	5,305	-
Share-based compensation	5,815	4,224	1,622	1,171
Non-GAAP net income	71,397	26,002	19,687	8,837

Non–GAAP net income per diluted share	1.59	0.63	0.43	0.21

Gross margin on GAAP basis	50.9%	47.0%	50.7%	47.9%
Reported gross profit on GAAP basis	137,344	73,321	37,580	23,306

Share-based compensation	653	429	179	121
Non-GAAP gross margin	51.2%	47.3%	50.9%	48.2%
Non-GAAP gross profit	137,997	73,750	37,759	23,427

Reported operating income (loss) attributable to Camtek Ltd. on GAAP basis	70,898	22,624	19,314	8,025
Share-based compensation	5,815	4,224	1,622	1,171
Non-GAAP operating income	76,713	26,848	20,936	9,196

(1)	In February 2022 the Company reached a settlement with the Israeli Tax Authorities and recorded a one-time tax expense in respect of its historical exempt earnings.